United States
               Securities and Exchange Commission
                     Washington, D. C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                   (Amendment No.           )*


                  Grand Premier Financial, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          386174 106
                         (CUSIP Number)

          David L. Murray, Grand Premier Financial Inc.
              486 West Liberty, Wauconda, IL 60084
                         (847) 487-1818
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        August 22, 1996
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box

Check the following box if a fee is being paid with the
 statement.                     X

Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 386174 106


1. Name of Reporting Person and Tax ID #
     Brenton J. Emerick SS# ###-##-####


2. Check box if member of a group        a.
                                         b.

3. SEC use only

4. Source of Funds
     OO Exchange of shares in the merger of Northern Illinois
Financial Corporation and Premier Financial Services, Inc.

5. Check box if disclosure of legal proceedings is required
                                                       x

6. Citizenship or place of Organization
     USA

                              7. Sole voting power
                              707,922
Number of
Shares                        8. Shared voting power
                              482,107
Beneficially
Owned by                      9. Sole dispositive power
                              707,922
Each Reporting
Person With                   10. Shared dispositive power
                              482,107

11. Aggregate amount beneficially owned by each reporting person
     1,190,029

12. Check box if the aggregate amount in row 11 excludes certain shares

13. Percent of class represented by amount in row 11
     5.97%

14. Type of reporting person
     IN










CUSIP No. 386174 106


1. Name of Reporting Person and Tax ID #
     Municipal Insurance Co.  TIN 36-15122464


2. Check box if member of a group        a.
                                         b.

3. SEC use only

4. Source of Funds
     OO Exchange of shares in the merger of Northern Illinois
Financial Corporation and Premier Financial Services, Inc.

5. Check box if disclosure of legal proceedings is required
                                                       x

6. Citizenship or place of Organization
     Illinois

                              7. Sole voting power
                              None (see also Item # 5)
Number of
Shares                        8. Shared voting power
                              None (see also Item #5)
Beneficially
Owned by                      9. Sole dispositive power
                              None (see also Item #5)
Each Reporting
Person With                   10. Shared dispositive power
                              None (see also Item #5)

11. Aggregate amount beneficially owned by each reporting person
     None (see also Item # 5)

12. Check box if the aggregate amount in row 11 excludes certain shares

13. Percent of class represented by amount in row 11
     00%

14. Type of reporting person
     CO









Item 1.  Security and Issuer
          Common Stock
          Grand Premier Financial Inc.,
          486 West Liberty St.
          Wauconda, IL  60084

Item 2. Identity and Background
     (a) This statement is being filed by Brenton J. Emerick and an entity in which Mr. Emerick possesses shared voting and disposition powers.

     (b)  Grand National Bank.
          2323 West Grand Ave.
          Waukegan, IL  60085

          Municipal Insurance Company
          721 Dundee Avenue
          Elgin, IL  60120

     (c)  Director
          Grand Premier Financial Inc.
          486 West Liberty St.
          Wauconda, IL  60084
     (d)  None

     (e)  None

     (f)  USA

Item 3. Source and Amount of Funds and Other Considerations.
          Not Applicable


Item 4. Purpose of Transaction
     (b)  Exchange of shares in the merger of Northern Illinois
          Financial Corporation and Premier Financial Services,
          Inc.


Item 5. Interests in Securities of the Issuer
     (a)  1,190,029 shares
     (b)  707,922 shares with sole power to vote.

          707,922 shares with sole power to dispose.

          482,107 shares held by Municipal Insurance Company in which Brenton J. Emerick shares voting power.

          482,107 shares held by Municipal Insurance Company in which Brenton J. Emerick shares power to dispose.







Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          None.


Item 7. Material to Be Filed as Exhibits
          Exhibit A (Joint Filing Agreement)






                                   /s/ Brenton J. Emerick
                                   Brenton J. Emerick



                                   /s/ Jean M. Barry
                                   Jean M. Barry, Chairperson
                                   of the Board of Directors
                                   Municipal Insurance Co.































                            Exhibit A

                     Joint Filing Agreement

     In accordance with Rule 13d1(f) under the Securities Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Grand Premier Financial, Inc. and that this Agreement be included as an Exhibit to such a joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
     In witness whereof, the undersigned hereby execute this Agreement this 30 day of August, 1996.



                                   /s/ Brenton J. Emerick
                                   Brenton J. Emerick



                                   /s/ Jean M. Barry
                                   Jean M. Barry, Chairperson
                                   of the Board of Directors.
                                   Municipal Insurance Co.